Exhibit d.5

BAIRD FUNDS, INC.

AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT

THIS AMENDMENT dated as of December 31, 2002 to the Investment Advisory Agreement dated as of September 29, 2000, by and between Baird Funds, Inc., a Wisconsin corporation and Robert W. Baird & Co. Incorporated, a Wisconsin corporation shall be as follows:

Effective December 31, 2002, the name Baird Core Bond Fund has been changed to Baird Core Plus Bond Fund.  Accordingly, all references to Baird Core Bond Fund in this Agreement should be replaced with Baird Core Plus Bond Fund.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

BAIRD FUNDS, INC.

ROBERT W. BAIRD & CO.

INCORPORATED

By:  /s/ Brett R. Meili

By:  /s/ Glen F. Hackman